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SEC FILE NUMBER
8-53731

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Laidlaw and Company (UK) LTD

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

521 Fifth Avenue - 12th Floor
(No. and Street)

New York	NY	10175
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Coolong	212-697-5200	jcoolong@laidlawltd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies LLP
(Name – if individual, state last, first, and middle name)

245 Park Avenue	New York	NY	10167
(Address)	(City)	(State)	(Zip Code)

	127
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Coolong _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Laidlaw and Company (UK) LTD _____, as of 12/31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _John Coolong_____

Title: _____
CFO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LAIDLAW & COMPANY (UK) LTD

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 (e)(3) UNDER THE
SECURITIES AND EXCHANGE ACT OF 1934

PUBLIC DOCUMENT

DECEMBER 31, 2025

LAIDLAW & COMPANY (UK) LTD

Table of Contents:



<p style="text-align:center">REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</p>

To the Stockholder of
Laidlaw & Company (UK) Ltd.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Laidlaw & Company (UK) Ltd. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company as of December 31, 2025 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Emphasis Of Matters

As more fully described in Note 4 to the financial statement, the Company has material transactions with related parties. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties. Our opinion is not modified with respect to this matter.

We have served as the Company's auditor since 2023.

PKF O'Connor Davies, LLP

March 30, 2026

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

LAIDLAW & COMPANY (UK) LTD
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS		
Cash	$	284,502
Due from broker		360,218
Accounts receivable		81,250
Securities owned, at fair value		709,329
Due from related parties		1,914,203
Advances to employees and officers		110,953
Property, equipment, and leasehold improvements, net		41,912
Operating lease right of use assets		24,182
Prepaid expenses		38,375
Security deposits		29,905
TOTAL ASSETS	$	3,594,829
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable, accrued expenses and other liabilities		642,248
Operating lease liabilities		28,232
TOTAL LIABILITIES	$	670,480
Stockholder's equity		
Common stock, $1.45 par value; 689,279 ordinary shares authorized and outstanding		999,455
Paid-in capital		11,653,210
Accumulated deficit		(9,728,316)
TOTAL STOCKHOLDER'S EQUITY		2,924,349
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	3,594,829

The accompanying notes are an integral part of this financial statement

1.   ORGANIZATION AND NATURE OF BUSINESS

Laidlaw & Company (UK) LTD (the "Company") is a Broker-Dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company is incorporated in the United Kingdom as a Private Limited Company. The Company has offices in London (United Kingdom), New York, Florida, and California and its customers are located throughout the United States and the United Kingdom. The U.S. dollar is the functional currency of the Company.

The Company does not carry securities accounts for customers or perform custodial services and operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) and also under footnote 74 of the SEC Release No. 34-70073 adopting amendments to C.F.R. §240. 17a-5. The Company clears customer transactions on a fully disclosed basis with Stone X Group Inc. ("Stone X").

For the year ended December 31, 2025 there was no change in shares issued or outstanding.

The Company is wholly owned by Laidlaw Holdings LTD ("Parent"). The Parent also owns Laidlaw Wealth Management LLC ("LWM"), a registered investment adviser, Laidlaw & Company International LTD ("International"), a financial services firm registered with the Financial Conduct Authority ("FCA") in the United Kingdom, and Laidlaw Private Equity LLC ("LPE"), a private equity firm (collectively, the "Affiliates"). The Company is involved in significant transactions with the Parent and Affiliates. See Note 5 for further discussion of related party transactions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Income Taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and

information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2025, the Company did not have any unrecognized tax benefits or liabilities. The Company recognizes interest and penalties on any unrecognized tax benefits as a component of income tax expense. The Company operates in the United Kingdom, the United States, and in state and local jurisdictions, and the tax years from 2023 to 2025 remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Deferred income taxes are recorded for differences between tax and financial statement basis. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred Tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company had approximately $42,709 of federal and state income tax expenses for the year ended December 31, 2025.

Property, Equipment and Leasehold Improvements, net

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight-line method for financial statement reporting purposes over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the asset.

Foreign Currency Translations

Assets and Liabilities denominated in foreign currencies (British Pounds Sterling) are translated at year end rates of exchange and Statement of Operations items denominated in foreign currencies (British Pounds Sterling) are translated at average exchange rates for the month. Gains or Losses resulting from foreign currency transactions are included in the determination of net income (loss). The Company did not have any material foreign currency gains or losses in 2025.

Credit Losses

Accounting Standards Codification (ASC) 326-20, Financial Instruments- Credit Losses, requires the Company to estimate the credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. The Company evaluates each asset, the nature of the asset and the continued credit worthiness of the counterparties when determining

underlying asset. The Company does not believe that an allowance is necessary for any of its financial assets at December 31, 2025.

The Company identified fees and other receivables (including, but not limited to, receivables related to brokerage commissions) as impacted by the guidance.

Concentration of Credit Risk

The responsibility for processing customer activity rests with the Company's clearing firm, Stone X. The Company's clearing and execution agreement provides that Stone X's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Stone X records customer transactions on a settlement date basis, which is generally two business days after the trade date. Stone X is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case Stone X may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Stone X is charged back to the Company.

The Company, in conjunction with Stone X, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Stone X establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with US GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Lease Accounting

The Company defines a short-term lease as a lease that, at commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lessee is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred.

The Company has lease agreements that contain related non-lease components (e.g. maintenance, insurance, etc.). The Company made a policy election to not separate lease components and non-lease components for all underlying asset classes.

See Note 10 for further disclosures regarding ROU Assets and long-term lease liabilities.

Cash

Financial instruments that potentially subject the Company to credit risk consist primarily of cash. The Company maintains cash with commercial banks. At times, such amounts may exceed Federal Deposit Insurance Corporation limits. At December 31, 2025, the Company has $129,336 in excess of federally insured limits.

3. SECURITIES OWNED, AT FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows. For the year ended December 31, 2025 there were no changes in valuation methodology.

Common Stock and Exchange Traded Funds: Securities, including exchange traded funds traded on a registered U.S. securities exchange are valued based on the quoted prices from the exchange. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Mutual Funds: Mutual fund prices, also known as at Net Asset Value (NAV) are updated once a day the US stock market closes. The mutual funds held are deemed to be actively traded. These are categorized in Level 1 of the fair value hierarchy.

Warrants: Warrants are valued at intrinsic value, which is the difference between the value of the underlying security and the exercise price of the warrant. At December 31, 2025, the Company valued all warrants at $0. When the Company has investments in warrants that are in the money their fair value would be categorized in Level 2 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on as of December 31, 2025:

Asset Type Common Stock	Sector	Level 1	Level 2	Level 3	Total
	Capital Markets / Financial Services	606,000	-	-	606,000
	Asset Management / Financial Services	4,488	-	-	4,488
Mutual Funds and Other Funds					
	ETF - Mid Cap	18,993	-	-	18,993
	MF - Fixed Income	12,460	-	-	12,460
	ETF - Small Cap	9,290	-	-	9,290
	ETF - Large Cap	9,234	-	-	9,234
	ETF - Fixed Income	8,971	-	-	8,971
	ETF - Precious Metals	8,663	-	-	8,663
	ETF - Treasury Bonds	8,482	-	-	8,482
	ETF -Technology	7,052	-	-	7,052
	ETF - Emerging Markets	6,819	-	-	6,819
	ETF - Real Estate	4,270	-	-	4,270
	Other Liquid Funds	2,618	-	-	2,618
	ETF - Digital Assets	1,733	-	-	1,733
	ETF - Natural Resource	256	-	-	256
Securities Owned, at Fair Value		$ 709,329	$ -	$ -	$ 709,329

The Company's policy is to recognize transfers between Level 1 and Level 2 and into and out of Level 3 as of the date of the event or change in circumstances that caused that transfer. For the year ended December 31, 2025, there were no transfers between Level 1 and Level 2 and no transfers in or out of Level 3.

4.   RELATED PARTIES

The following tables set forth the Company's related party assets, liabilities, revenues and expenses as of December 31, 2025.

Due from Related Parties:

Laidlaw & Company International LTD:
   Due from Related Parties – Laidlaw &
   Company International LTD. $ 62,178

The Company facilitates trades in European markets, on behalf of its customers, through International's FCA license. International facilitates trades in the United States' markets, on behalf of its customers, through the Company, which is a registered Broker-Dealer. The Company and International agree on the amount of commissions to allocate to each other. The percentage allocated depends on the registered representatives involved. In addition, the Company and International share other resources and agree on the amount of these expenses to allocate to each other. Some of these resources and expenses include, but are not limited to salaries, rent, office expenses and communications.

For the year ended December 31, 2025, International generated $206,742 in revenue through the Company. International allocated $82,456 in expenses to the Company and the Company allocated $169,618 to International. During the year the Company received $237,500 in payments from International and paid $257,005 to International.

Laidlaw Wealth Management, LLC:
Due from Related Parties - Laidlaw Wealth
Management, LLC $ 1,709,255

From time to time the Company and LWM pay bills and other items on behalf of each other which are allocated to and from each entity. Some of these expenses include, but are not limited to, salaries, benefits, office expenses and communications. Certain revenues and commission expenses are allocated between the entities as well. These include RIA fees earned by LWM advisors that conduct business through StoneX (see Revenue Recognition Note 2 – RIA Fee Income). In addition, certain advisors of LWM and registered representatives of the Company are duly registered and may conduct business on both the Schwab and the StoneX platforms. In these cases, the commission expenses are allocated appropriately between the Company and LWM.

For the year ended December 31, 2025 the Company allocated $231,820 in salaries expense, $114,919 in office and operating expenses, approximately $107,488 in health related insurance and $223,089 in Commission expenses to LWM. The RIA fees earned by LWM advisors in 2025 and allocated by the Company to LWM was $170,370. For the year ended December 31, 2025, LWM allocated $4,368 in operating expenses to the Company. During the year net payments from LWM to the Company were $990,050.

Laidlaw Private Equity LLC:
Due from Related Parties - Laidlaw Private
Equity LLC $ 6,884

From time to time the Company pays bills and certain expenses are allocated to and from on behalf of the LPE. Some of these expenses include but are not limited to office expenses. During the year ended December 31, 2025 the Company allocated $12,529 of expenses on behalf of LPE and received $43,500 in payments from LPE during the year against current and prior year expense allocations and advances. There were $4,500 in advances to LPE in 2025.

Laidlaw Holdings LTD:
Due from Related Parties – Laidlaw
Holdings LTD $ 135,886

From time to time the Company pays bills and certain expenses are allocated to and from on behalf of the Parent. Some of these expenses include, but are not limited to, rent, office expenses and communications.

For the year ended December 31, 2025 the Parent allocated to the Company $814,451 in rent expenses. The Company allocated to the Parent $17,603 for office and communication expenses. During the year ended December 31, 2025 the Company advanced the Parent $2,779,850 of which $1,815,825 was paid back.

The intercompany balances are included in Due from and to related parties on the Statement of Financial Condition. These amounts are due on demand and do not bear interest.

Total due from related parties: $ 1,914,203

Advances to officers:

Advances to officers are advances made to senior management and are expected to be paid back in full. The Company does not charge interest and has not established a repayment term for these advances to officers. However, loans to employees may be forgiven and amortized to expense based on the terms of the agreements with employees. These loans are given to employees as an incentive to continue employment at the Company. Forgivable loan principal amounts are capitalized, then amortized over the life of the contract.

Advances to Officers: $ 110,953

Securities owned, at fair value:

The Company has invested $103,329 in accounts held at Charles Schwab that are managed by LWM. Securities held in these accounts are included in Securities owned, at fair value in the Statement of Financial Condition.

5.   DUE FROM BROKER

Due from broker at December 31, 2025, consist of the following:

Deposit with clearing organization	$	253,256
Receivable from clearing organization		106,962
	$	360,218

Pursuant to the clearance agreement with StoneX, the Company's clearing broker, the Company may offset receivable and payable balances in the accounts held at

the clearing broker. The Company has concluded that there are currently no expected credit losses based on the nature and contractual life or expected life of the financial assets held at StoneX.

6.   PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS, NET

Property, equipment and leasehold improvements consist of the following at December 31, 2025:

Leasehold improvement	$ 1,423,700
Computer equipment	1,217,361
Furniture and fixtures	855,044
	3,496,105
Less: accumulated depreciation and amortization	(3,454,193)
	$ 41,912

7.   INCOME TAXES

In accordance with FASB ASC 740, the Company has analyzed its current income tax expense or benefit and deferred tax assets and or liabilities for the year ended December 31, 2025. The Company notes a deferred tax asset in the amount of $2,358,000 which is reported at zero after an 100% valuation allowance adjustment.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures ("ASU 2023-09"). ASU 2023-09 establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The Company has adopted this new guidance on a prospective basis.

Income taxes consist of taxes currently due and deferred tax benefits, which arise primarily as a result of temporary differences in the recognition of assets and liabilities for tax and financial reporting purposes, including but not limited depreciation and amortization, lease liabilities, charitable contributions, and Net Operating Loss ("NOL") carryforwards for income tax purposes as an example.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred taxes will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered projected future taxable income and tax-planning strategies in making this assessment. In order to full realize the deferred tax asset, the Company will need to generate future taxable income. As of December 31, 2025 the Company has approximately $8.3 million of Federal net

operating loss carryforwards of which all have an indefinite life. There are State net operating losses of approximately $5.8 million that begin to expire in 2040.

The Internal Revenue Code ("IRC") limits the amounts of NOL carryforwards that a company may use in any one year in the event of certain cumulative changes in ownership over a three-year period as described in Section 382 of the IRC. The Company has not performed a detailed analysis to determine whether an ownership change has occurred. Such a change in ownership could limit the Company's utilization of the net operating losses, and could be triggered by subsequent sales of securities by the Company or its stockholders. Any future potential deferred tax asset related to the NOL reflected on the consolidated financial statements could be reduced by this limitation.

8.   RETIREMENT PLAN

The Company sponsors a 401(k) defined contribution plan. All employees meeting minimum age and length of service requirements are eligible to participate. Employees can contribute a percentage of their salary up to amounts specified by the plan agreement, capped by annual limits set by the Internal Revenue Service. Matching contributions may be made at the discretion of the Company. The Company did not make a matching contribution to the plan for the year ended December 31, 2025.

9.   COMMITMENTS AND CONTINGENCIES

Leases

The Company follows ASC 842 regarding the accounting of the leases. The Company determines if an arrangement is a lease at the inception of the contract. The Company's operating leases are included in operating lease right-of-use assets (ROU) assets, current portion of long-term operating lease liabilities, and long-term operating lease liabilities are on the accompanying Statement of Financial Condition. The operating ROU assets and operating lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date. As the Company's leases do not provide an implicit interest rate, the Company utilizes an estimated incremental borrowing rate based on information available at commencement date in determining the estimated present value of future payments.

The Company leases office space and certain equipment under various non-cancellable operating leases. The leases expire through April 30, 2026 and the leases call for monthly payments and specified escalations on the office leases. Rent expense for the year ended December 31, 2025 was $1,255,378 included in Occupancy costs on the Statement of Operations.

Maturities of the non-cancelable operating lease having remaining term in excess of one year as of December 31, 2025 are as follows:

Year Ending December 31

2026		28,556
		28,556
Less Imputed Interest		(324)
Total	$	28,232

Supplemental information related to the leases as of December 31, 2025 is as follows:

Current Portion of Long-Term Operating Lease Liabilities	$ 28,232
Long-Term Operating Lease Liabilities	0
Total Operating Lease Liabilities	$ 28,232
Weighted average remaining lease term:	0.33 years
Weighted average discount rate:	5.43%

Supplemental Cash Flows Information:

Cash paid for amounts included in the measurement of lease liabilities:	$ 83,169

Litigation

The Company has been named as a defendant in a number of actions relating to its activities as a broker-dealer including civil actions and arbitrations. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations and the SEC. Although the ultimate outcome of these matters involving the Company cannot be predicted with certainty, management believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company the ultimate resolution of such actions against the Company as of the date of issuance of these financial statements will have no material adverse effect on the Company's financial condition.

Regulatory

In April 2023 FINRA's began its routine examination of the Company. The examination was completed, and the Company received the examination report in December 2023. The firm submitted its response in January of 2024. FINRA Issued its Examination Disposition Report in February of 2024 with certain items sent to the Department of Enforcement for further review.   The Company received inquiries throughout 2024 and 2025 from the Department of Enforcement and responded accordingly. In November 2025, the Company submitted a Letter of Acceptance, Waiver, and Consent ("AWC") proposing a settlement related to the 2023 FINRA exam and other related issues that had been referred to enforcement. The Company as part of the "AWC" accepted a censure and a fine in the amount of $200.000. On November 20, 2025, FINRA accepted the "and the matter is now closed. The total amount of the fine was included in the Companies Statement of Operations at December 31, 2025.

In April 2025 FINRA's began its routine examination of the Company. The examination was completed, and the Company received the examination report in August of 2025. The firm submitted its response in August of 2025. FINRA Issued its Examination Disposition Report in September of 2025 with no further action to be taken and this matter is now closed.

Guarantees

ASC Topic 460, "Guarantees" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications.   The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote. Additionally, pursuant to its fully disclosed clearing agreement, the Company indemnifies its clearing broker in respect to customer complaints and for the inability of introduced customers to fulfill their obligations.

10.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025, the Company had net capital of $599,916 which was $499,916 above of

its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 1.08 to 1 as of December 31, 2025.

11.   SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequently to December 31, 2025, and through March 30, 2026 the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2025.